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                            May 5, 2021

       Gavin West
       Business Advisor
       NousLogic Healthcare Inc.
       5150 Crenshaw Road #A150
       Pasadena, Texas 77505

                                                        Re: NousLogic
Healthcare Inc.
                                                            Amendment No. 4 to
Form 1-A
                                                            Filed April 30,
2021
                                                            File No. 024-11398

       Dear Mr. West:

              We have reviewed your amended offering statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 29, 2021 letter.

       Amendment #4 to Form 1-A

       Part III - Exhibits, page 52

   1. Please refer to prior comment 1. Please amend the filing to include currently-dated consents from each of
the auditors. In addition, the consent of Omar Alnuaimi on the 2019 and 2018 financial
statements should be revised to state the audit report was dated
                                                        February 9, 2021 and
was reissued on March 24, 2021.
 Gavin West
FirstName
NousLogicLastNameGavin
            Healthcare Inc. West
Comapany
May  5, 2021NameNousLogic Healthcare Inc.
May 5,
Page 2 2021 Page 2
FirstName LastName
        You may contact Jeanne Bennett at 202-551-3606 or Kevin Kuhar at 202-551-3662
if you have questions regarding comments on the financial statements and related matters.
Please contact Laura Crotty at 202-551-7614 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:      Christopher Kelly